# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XEROX HOLDINGS CORPORATION, CIK 0001770450
CUSIP: 98421M106
Title of class of securities: Common Stock, par value $1 per share
Address of issuer's principal executive offices: P.O. Box 4505, 401 Merritt 7, Norwalk, Connecticut (CT), 06851-1059
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0002134293
Persons authorized to receive notices and communications: Frantisek Bostl, Plynarni 1617/10,, Prague 7, Czech Republic (2N), 17000, 420-604-215-002

## Reporting persons
- STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s. (CIK 0002134293): type of reporting person: other (OO); citizenship or place of organization: Czech Republic (2N); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (3.98% of the class)
  Comment: Row 13: Based on 130,779,611 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, as filed with the Securities and Exchange Commission (the "SEC") on May 7, 2026.
- Frantisek Bostl (CIK 0002134654): type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); member of a group; source of funds: personal funds (PF); sole voting power 1,540,000; shared voting power 5,200,000; sole dispositive power 1,540,000; shared dispositive power 5,200,000; aggregate amount beneficially owned 6,740,000 (5.15% of the class)
  Comment: Row 7, Row 9, and Row 11: Consists of (i) 1,400,000 shares of Common Stock and (ii) 140,000 shares of Common Stock underlying call options, as described in Item 6, held directly by Mr. Bostl.
  
  Row 8, Row 10, and Row 11: Represents 5,200,000 shares of Common Stock held of record by the Fund for which Mr. Bostl may be deemed to be a beneficial owner as the Chief Investment Officer and Chairman of the Board of Directors of the Fund and owner of all of the voting shares of the Fund. Mr. Bostl disclaims beneficial ownership of the Common Stock held by the Fund except to the extent of his direct pecuniary interest therein.
  
  Row 13: Based on 130,779,611 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, as filed with the SEC on May 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1 per share
Name of issuer: XEROX HOLDINGS CORPORATION
Address of issuer's principal executive offices: P.O. Box 4505, 401 Merritt 7, Norwalk, Connecticut (CT), 06851-1059

## Item 2. Identity and Background
Name of person filing: This Statement is filed on behalf of (i) STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s. (the "Fund") and (ii) Frantisek Bostl. Each of the foregoing is referred to as a "Reporting Person" in this Statement.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is c/o STARTEEPO Invest, 1617/10, Prague 7, Czech Republic 17000.
Present principal occupation or employment: The Fund is an alternative investment fund principally engaged in the business of investing in publicly traded securities. Mr. Bostl is the Chairman of the Board of Directors of the Fund and its Chief Investment Officer.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Frantisek Bostl is a citizen of the Czech Republic. The Fund is a public limited company organized in the Czech Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the securities reported herein were purchased by the applicable Reporting Persons for a total aggregate purchase price of $14,226,032, comprised of (i) $14,226,032 paid for shares of Common Stock and (ii) $192,000 paid in premiums for call options purchased by Mr. Bostl. The Common Stock held by the Fund was purchased in the open market with working capital of the Fund. The Common Stock and call options held by Mr. Bostl were purchased in the open market with his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the Common Stock for investment purposes in the regular course of their businesses. The Reporting Persons may engage in discussions with the Issuer's management, board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer's securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, in each case, subject to limitations under applicable law. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth in the preceding paragraph, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each of the Reporting Persons with respect to rows (11) and (13) of the cover pages to this Schedule 13D that relate to the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons (including without limitation, the footnotes thereto) are incorporated by reference into this Item 5(a). The percentage used in this Schedule 13D is calculated based upon 130,779,611 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, as filed with the SEC on May 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to rows (7) through (10) of the cover pages to this Schedule 13D that relate to the number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, without limitation, the footnotes thereto) are incorporated herein by reference is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: All transactions in the Common Shares and call options effected during the past sixty days by the Reporting Persons are set forth on Exhibit 99.2 hereto and that information is incorporated by reference herein
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of the date hereof, Frantisek Bostl owns 140,000 Common Shares underlying call options, which may be exercised by the holder thereof at any time prior to the expiration dates of such call options.

The Reporting Persons have entered into a Joint Filing Agreement dated as of May 14, 2026, a copy of which is filed herewith as Exhibit 99.1

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated as of May 14, 2026, by and among the Reporting Persons.

Exhibit 99.2 Trading Data

## Signatures
- STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s.: /s/ Frantisek Bostl, Chief Investment Officer and Chairman of the Board (05/14/2026)
- Frantisek Bostl: /s/ Frantisek Bostl, Frantisek Bostl (05/14/2026)